

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2009

Mr. Donald Prosser
Chief Financial and Accounting Officer
IPtimize, Inc.
2135 South Cherry Street
Suite 200
Denver, CO 80222

      Re: IPtimize, Inc.
              Item 4.02 Form 8-K
              Filed January 29, 2009
              File No. 0-52830

Dear Mr. Prosser:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   /s/Larry Spirgel
                   Assistant Director